Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 26, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

CAESARS ENTERTAINMENT CORPORATION

Registration Statement on Form S-1 (File No. 333-177985)

Ladies and Gentlemen:

On behalf of Caesars Entertainment Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2011.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Duc Dang, dated January 18, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	We note your response to comments 3 and 29 of our letter dated December 13, 2011. We will continue to monitor for your response to these comments.

Response to Comment 1

The Company will revise the disclosure to include all information required by Item 501(b)(8) of Regulation S-K in a subsequent pre-effective amendment to the Registration Statement as soon as the Company makes such determination.

The Company has filed additional exhibits with Amendment No. 2 to the Registration Statement and will file the remainder of all required exhibits in a subsequent pre-effective amendment to the Registration Statement as promptly as possible. The Company understands that the Staff will need adequate time to review the exhibits and that the Staff may have further comments after completing its review.

The Company has supplementally provided the Staff a draft of the legal opinion for review in conjunction with the filing of Amendment No. 2 to the Registration Statement.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

2.	We note your response to comment 4 that you have minimal near-term maturities after 12 months. Please clarify if this assumes you are able to obtain the extensions related to your CMBS and PHW loans.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see page 4.

Summary Historical Consolidated Financial Data of Caesars Entertainment Corporation, page 10

3.	We note your revised disclosure in response to our prior comment 6, and that you now reconcile EBITDA and EBITDA-based non-GAAP measures to Income/(loss) from operations. Please revise your non-GAAP disclosures in your next amendment to reconcile EBITDA and EBITDA-based non-GAAP measures to a measure of net income, as EBITDA makes adjustments for items that are not included in Income/(loss) from operations. Refer to Question 103.02 of the Compliance and Disclosure Interpretation, Non-GAAP Financial Measures.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment. The Company has revised its non-GAAP disclosures to reconcile EBITDA and EBITDA-based non-GAAP measures to measures of net income (i.e., net income/(loss) or net income/(loss) attributable to Caesars, as appropriate). Please see pages 13 through 19.

4.	We note your response to comment 8 disclosing the types of ratios included in the CEOC indenture. Please disclose the actual leverage ratios or explain how your disclosure allows investors to fully appreciate your ability to comply with the material terms of the CEOC indenture.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 15 and 67.

Management’s Discussion and Analysis…, page 46

5.	We note your response to comment 16. Please explain why disclosure of the actual rates for the “trips” and “spend per trip” would be immaterial and confusing once you clarify that competitors may define the term differently. Also, please quantify the changes in your performance indicators for regions other than Las Vegas and Atlantic City and tell us if there are other key performance indicators considered by management, such as hold percentage or revenue per room available.

Response to Comment 5

The Company respectfully advises the Staff that its “trips” and “spend per trip” definitions are as follows:

Trips: A trip is created when a player first plays with his player card at one of the Company’s properties in a particular market. Any additional play at that property or another property within that market will be considered as part of the same trip until a certain inactivity threshold is met. Because customer behavior varies in destination markets versus local markets, the inactivity period varies as well. In Las Vegas for example, the inactivity threshold is three rated days before the trip is considered over. After these three days if the player once again plays in one of the Company’s Las Vegas market properties a new trip will be triggered. The inactivity threshold for many of the Company’s local properties is lower due to the increased frequency of trips by players in those markets. For example, in the Company’s Iowa properties the inactivity threshold is two rated days before a new trip is triggered. In addition to the inactivity period, the Company also employs a maximum number of days before a trip is automatically ended. The maximum varies from property to property, and is lower for the Company’s markets that rely on a local customer base due to the more frequent nature of their visits. A trip is included in the quarter that the trip ends. For example, if a trip starts in the second quarter, but does not end until the third quarter it will be counted as a third quarter trip.

Spend per Trip: Spend per trip is defined as the aggregation of a player’s total rated theoretical spend during their trip. In a market with multiple properties, like Las Vegas, this metric takes into account spend at all of the properties visited during the player’s trip. The Company utilizes a customer’s theoretical spend instead of actual to ensure that hold percentage variations do not cause it to under or overstate a customer’s long run expected spend.

Because the determination of the trip criteria varies by market characteristic and customer mix, the optimal measure for tracking the business will vary between operators. As a result, the period over period change in these metrics, measured by using a consistent approach in both comparison periods, is more useful in determining the health and trajectory of the business than the actual figures themselves. For example, another casino operator may choose to track trips by property instead of by market, thereby creating multiple trips for the same player in the same market. In this instance, the comparison of the two reported trip figures would be inaccurate by a large factor whereas the percentage change would be an accurate comparison.

This variability in the definition of trips across markets and competitors can create confusion for readers of the Company’s financial documents if actual figures are utilized instead of the percentage change. For example, the size of the trip base may be inconsistent with the Company’s performance versus competitors, and even within its own company across regions, due to the use of differing trip definitions.

The growth rate of trips and spend per trip is a meaningful tool for readers of the Company’s financial documents due to the directional information it provides around its key business indicators. Regardless of the definition being used, growth or decline in these metrics is the important indicator of the business’ direction, and can help guide the evaluation of the Company’s business’ health and performance.

The Company’s decision to report spend per trip for the Illinois/Indiana, Iowa/Missouri, Other Nevada and Louisiana/Mississippi regions in an aggregated fashion stems from the similarity in their customer base, which consists largely of a more regional and local customer. The Company aims to provide investors with high-level key business indicators that will provide an accurate picture of its business. The Company believes that aggregating these regions provides a more accurate view on the demand levels for its regional product offering.

The key metrics the Company has outlined and provided are the metrics that management uses to evaluate the business. Management does not believe that hold percentage is a useful metric in the prediction of performance and in the evaluation of the Company’s business. Over large sample sizes, hold percentage variances dissipate. For that reason, the Company, along with most other casino operators, offer complimentary rewards to its customers based on theoretical and not actual gaming losses. For this reason, the Company believes that spend per trip, which excludes the effects of temporary variances in hold percentage, is a superior measure with which to determine the strength of the business. Management also believes that revenue per room available (REVPAR) is not the best metric to measure the performance of the Company’s hotel business. In the casino industry, unlike the hotel industry, a sizeable percentage of hotel rooms are either provided complimentary to the Company’s customers or at discounted rates. The price at which the hotel records the rate for the room can vary between operators. A better metric is cash average daily room rate because it eliminates the effect of the internal transfer price on the complimentary rooms. Management only considers this metric significant in Las Vegas because in the Company’s other markets, nearly all of the rooms are provided complimentary to its customers.

Business, page 79

Maximize our core business…, page 84

6.	We note your response to comment 22. Please discuss the components to the calculation that resulted in the estimated cost savings disclosed here and in your pro forma adjustments.

Response to Comment 6

The Company respectfully advises the Staff that the estimated cost savings are comprised of the following components: approximately 60% from improved efficiencies in marketing and operations, approximately 20% from procurement, and approximately 20% from modifications in the Company’s operating structure in areas such as facilities, food and beverage, and energy usage.

Macau, page 88

7.	We have reviewed your response to comment 23. Please tell us whether the value of the land concession you have obtained in Macau contemplates the use of the land as something other than its present use as a golf course, and if you believe the alternative uses continue to be feasible. Please also tell us what circumstances you would consider indicators of impairment, triggering an evaluation of the asset for impairment.

Response to Comment 7

The Company respectfully advises the Staff that it purchased its subsidiary in Macau in 2007 as part of a land-banking strategy to acquire the land concession held by that subsidiary. The land concession amounts to 175 acres and is located at a highly desirable, prime location at the Lotus Bridge border crossing to the Macau mainland. The intent was always to operate the golf course, as an accommodation to Caesars’ Asian guests, and ultimately seek to re-entitle the land for uses other than as a golf course. While a re-entitlement for gaming uses would likely provide the highest value for the land, other alternatives including non-gaming commercial or possibly residential uses would also provide high values for the land. The justification for the land purchase focused on the appreciation in value per square unit of space of the property, once re-entitled for any such uses, compared to other comparable transactions at the time.

As the land represents approximately 2.5% of the total land in Macau, and approximately 12% of the land area of the Cotai peninsula, the Company believes that re-entitlement of the land is inevitable over time as the economy of Macau continues to expand. However, in contemplation of its investment in 2007, the Company recognized that the re-entitlement process was a potentially lengthy process, requiring strong relationships with both the Macanese and Chinese governments. In 2007, the Company estimated that it could take up to 15 years to develop the relationships necessary to successfully re-entitle to permit the use of the land as something other than a golf course. The Company continues to believe that re-entitlement of the land for use in some manner other than a golf course remains feasible.

The Company considers to be indicators of impairment those items identified in Accounting Standards Codification (“ASC”) 360, and any other items that may not be explicitly identified in ASC 360 but indicate that the Company (or a subsequent buyer of the land) would no longer be able to re-entitle the land concession to allow for its use as something other than a golf course. The Company monitors the progress of re-entitlement discussions through its executive presence based in Hong Kong and through significant involvement of U.S. based executives in its Asia strategy, including the Company’s CEO who made five trips to Asia during 2011.

ASC 360 indicates that long–lived assets (or asset groups) that are “held and used” should be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset or asset group might not be recoverable. The following are examples of such events or changes in circumstances as provided within ASC 360-10-35-21, with appropriate annotations as to the relevance of each of these examples to the Company’s investment in the land concession:

a.	Guidance example: A significant decrease in the market price of a long-lived asset (asset group)

Relevance to its Macau land concession: The Company does not believe that there has been a significant decrease in the market price of the Macau land concession. As the economy of Macau has continued to expand, the Company believes it is unlikely that this land has decreased in value, given its significant size in relation to both Macau in total and to the Cotai peninsula. Further, from time to time, the Company receives unsolicited offers for the purchase of its land concession, with the most recent unsolicited verbal offer coming in the past few weeks. This most recent unsolicited offer supports the amortized book value that the Company has recorded for this asset as of December 31, 2011.

If the Macau economy were to contract or stagnate, if land values in Macau were to suffer significant price deterioration, or if comparable land transactions in Macau indicated values per square unit below the range the Company estimated in 2007, the Company would consider these factors to be indicators of impairment.

b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

Relevance to its Macau land concession: Since the Company’s acquisition of the land concession, there have not been any significant adverse changes in the extent or manner in which it intends to pursue re-entitlement of the land for use as something other than a golf course.

If the Macanese government were to formally or informally notify the Company that the land could not or would not be re-entitled to any use other than a golf course (either by the Company or by a third party if the Company were to sell the land), or if the Company becomes aware of denials of re-entitlement of other parcels with similar fact patterns, it would consider these factors to be indicators of impairment.

c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

Relevance to its Macau land concession: There have not been any significant adverse changes in legal factors or in the business climate that would affect the value of the Macau land based upon the ability to obtain re-entitlement. There have been unofficial reports that, in the near term, additional gaming concessions will not be granted by the Macau government, and in October 2011, the Macanese government reaffirmed its commitment to maintain the current limits on the number of gaming tables in Macau through 2013. However, the Company’s strategy to monetize its investment was not dependent upon the Company receiving a gaming concession, or upon the land concession being re-entitled specifically for gaming use. Thus, the Company is not aware of any significant adverse changes in legal factors or in the business climate that would preclude the Company from pursuing re-entitlement in accordance with its original investment thesis.

If the Macau economy were to contract or stagnate, if the development of other remaining land in Macau were to cease, the Company would consider these factors to be indicators of impairment. Likewise, if the Macanese government were to formally or informally notify the Company that the land will not be re-entitled to any use other than a golf course or if the Company becomes aware of denials of re-entitlement of other parcels with similar fact patterns, the Company would consider these factors to be indicators of impairment.

d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

Relevance to its Macau land concession: The Company believes that this criteria is not relevant to the Macau land concession.

e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

Relevance to its Macau land concession: The Company has recognized modest current period operating losses for the land in its current use as a golf course. Such losses are expected to continue until such time as the land is re-entitled for an alternative use and the Company is able to monetize its investment. As such, the Company believes that this criteria is not an indicator of impairment of the value of the Macau land concession as the history of operating losses was known at the time of the acquisition and was expected to continue for the duration that the land continues to be operated as a golf course.

f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life

Relevance to its Macau land concession: At this time, the Company does not believe that it is more likely than not that the concession will be sold or otherwise disposed of significantly before the end of the term of the concession agreement. The Company acknowledges that one of the potential paths to monetization of its investment is the sale of a portion or all of the land to other investors prior to re-entitlement. If and when the Company concludes that this is the path that will more likely than not be followed to monetize its investment, it would consider that to be an indicator of impairment.

Executive Compensation, page 108

8.	We note your response to comment 25 of our letter dated December 13, 2011. Please revise your disclosure to provide the information contained in your response.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 117 and 118.

9.	We note your response to comment 26.

•	Please revise to discuss the fixed and variable compensation paid to each named executive officer under each applicable plan and how their performance resulted in such payments.

•	Please explain the how the criteria of 0.5% of EBITDA was achieved pursuant the senior executive incentive plan.

•	Please clarify whether the adjusted EBITDA target of $1,958 million was deemed achieved. If so, please reconcile with your disclosure that actual adjusted EBITDA was $1,871.2 for 2010.

•

The corporate expense target was $444 million in 2010 even though such expense appears to be less than $151 million in each of the last three years based on your pro forma financials. Please discuss how the corporate expense target was set.

Response to Comment 9

With respect to the first bullet point of the Staff’s Comment, please see page 114 of Amendment No. 2 to the Registration Statement, where the Company has identified the fixed and variable components of each of its compensation plans. Payments to the named executive officers under the Company’s bonus compensation plans for 2011 have not yet been determined. The determination of the payment amounts is scheduled to occur in February 2012. The Company expects to make appropriate disclosure in its reports under the Securities Exchange Act of 1934, as amended, after the bonuses are calculated. The disclosure will identify the amount to be paid to each named executive officer under each plan and describe how the amount was determined and how each named executive officer’s performance resulted in the amount to be paid.

With respect to the second bullet point of the Staff’s Comment, please see page 119 of Amendment No. 2 to the Registration Statement.

With respect to the third bullet point of the Staff’s Comment, under the Annual Management Bonus Plan for 2010, as disclosed on page 115 of Amendment No. 1 to the Registration Statement, the Adjusted EBITDA target was $1,958 million; however, the Bonus Plan states that bonuses are eligible to be paid so long as 90% of this target (and certain other thresholds discussed on page 115 of Amendment No. 1 to the Registration Statement) is met, subject to the HRC’s authority to adjust any goal. Actual Adjusted EBITDA was 95.57% of this target.

With respect to the fourth bullet point of the Staff’s Comment, the $444 million figure used for this corporate expense target in 2010 (see page 115 of Amendment No. 1 to the Registration Statement), and the corresponding $459 million figure for 2011 on page 120 of Amendment No. 2 to the Registration Statement, are not GAAP financial measures and do not correspond to the Corporate expense line item in the Company’s Consolidated Statements of Operations. The corporate expense target in the Bonus Plan is a gross number for corporate expense, as budgeted, prior to allocation of expenses to the Company’s properties. The Corporate expense line item that appears in the Company’s Consolidated Statements of Operations on pages F-5 and F-70 of Amendment No. 2 to the Registration Statement, on the other hand, is the net expense for corporate departments, after allocations of expenses to the Company’s properties for services provided to them by the Company’s corporate functions. The allocations appear in the Company’s Consolidated Statements of Operations primarily in the line item Property, general, administrative and other.

Exchange Offers, Debt Repurchases and Open Market Purchases, page F-26

10.	We have reviewed your response to prior comment 27. Please clarify how the fair value adjustment of $1.4 billion arose, and how the amount was calculated.

Response to Comment 10

The Company respectfully advises the Staff that in connection with the Company’s debt exchange on April 14, 2009, the Company issued approximately $3.7 billion face value of notes, in exchange for approximately $5.4 billion book value of notes outstanding. The Company estimated the fair value of the notes issued at $0.37 cents per every dollar of face value, based upon quoted market prices on April 15, 16 and 17, 2009 for the specific debt instruments that were issued on April 14, 2009. Applying this fair value to the face amount issued of $3.7 billion, the fair value of the debt issued was estimated at $1.4 billion.

In accordance with ASC 405, the difference between the $5.4 billion book value of the debt extinguished, including deferred financing costs, and the $1.4 billion fair value of the consideration paid for the extinguishment, in this case the issued exchange notes, was recorded as a gain on the transaction, totaling approximately $4.0 billion.

As noted in the Company’s response letter dated December 28, 2011 in response to prior comment 27, the Company will revise the disclosure in its future Securities and Exchange Act of 1934, as amended, filings to include this additional information.

*   *   *   *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3124, Monica Thurmond at (212) 373-3055, Catherine Goodall at (212) 373-3919 or Alex J. Tolston at (212) 373-3348.

Sincerely,

/s/ David S. Huntington
David S. Huntington

cc:	Michael D. Cohen, Esq.

Caesars Entertainment Corporation

William J. Miller, Esq.

Cahill Gordon & Reindel LLP